IQSTEL Inc. 300 Aragon Avenue, Suite 375 Coral Gables, FL 33134

Via EDGAR

July 9, 2021

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Jan Wu

Re: IQSTEL Inc.

Offering Statement on Form 1-A

Filed on February 19, 2019

File no. 024-10950

Dear Ms. Wu:

I write on behalf of IQSTEL Inc., (the “Company”) in relation to a pos qualification amendment we are doing to our offering statement, qualified on December 9, 2019 as amended with this pos qualification amendment number 5.

The amendment is referred to the offer and sale of up to an additional 56,000,000 shares of common stock onto the original 24,000,000 shares originally offered by the Company, for a revised maximum of 80,000,000 shares. We have sold a total of 59,800,000 shares of common stock so far in the offering and we plan to sell 20,200,000 additional common shares according this Amendment. This Amendment also excludes from this offering the 900,000 shares of our common stock from our selling shareholder, which were unsold in the offering; and the shares being registered for sale by the Company under this Amendment will be sold at a fixed price, which will be within a range of $0.50 to $2.00 per share, established at qualification for the duration of the offering pursuant to Rule 253(b). The Company intends to set the fixed price in a prospectus supplement filed with the SEC in accordance with Rule 253(c) and (g).

In order to present the most actual financial information we have also included in this amendment the consolidated financial statements for the three months ended March 31, 2021.

Sincerely,

/s/ Leandro Iglesias

Leandro Iglesias